Shanda Receives International Recognition for World Class Innovations and Corporate Social
Responsibility

Shanghai, China-October 28, 2008 — Shanda Interactive Entertainment Limited (Nasdaq: SNDA), or Shanda, a leading interactive entertainment media company in China, announced today that it has received the World Intellectual Property Organization (WIPO) Award for Outstanding Inventors.

The prestigious WIPO Award for Outstanding Inventors recognizes inventors who have made substantive contributions to the economic and technological development of their respective countries. Specifically, the WIPO Award recognizes Shanda’s innovations and inventions with respect to the online entertainment industry as well as Shanda’s intellectual property initiatives. Shanda is the first company in China to receive the WIPO Award, and the only company from the IT industry to receive the WIPO Award in 2008.

On October 26, Shanda was also rewarded the highly-regarded Award for Corporate Social Responsibility and Ethics in Business, and Award for Innovation and Breakthrough at the China 6th International Digital Content Expo. Awards from the China International Digital Content Expo are considered the most prestigious awards in China’s online industry.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the establishment of the accelerated share repurchase program, the Company’s anticipated repurchase of ADSs, and the amount of ADSs authorized to be repurchased, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to be materially different from those described in the forward-looking statements, including but are not limited to whether the Company will offer the Notes or consummate the offering, whether the Company will enter into the accelerated share repurchase transaction, the anticipated terms of the Notes and the offering, the anticipated use of the proceeds of the offering, the anticipated terms of the accelerated share repurchase transaction, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company is providing this information as of the date of this news release and does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (NasdaqGS: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player online role-playing games (MMORPGs) and casual online games in China, as well as online chess and board games, network PC games and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base. Each user can interact with thousands of other users and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com/.

Contact

Maggie Yun Zhou
Investor Relations Manager
Shanda Interactive Entertainment Limited
Phone: +86-21-5050-4740 (Shanghai)
E-mail: IR@shanda.com.cn

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